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                                                                   Exhibit "D"
                              [BIOVAIL LETTERHEAD]

                                  FOR:         BIOVAIL CORPORATION INTERNATIONAL
                                  APPROVED BY: Eugene Melnyk
                                               Chairman of the Board
                                               Bob Podruzny
                                               Chief Financial Officer
                                               (416) 285-6000
FOR IMMEDIATE RELEASE

              -BIOVAIL NAMES SCANDINAVIAN LICENSEE FOR TIAZAC(R)-

           -BRISTOL MYERS UNIT A/S GEA FARMACEUTISK FABRIK TO MARKET-

     TORONTO, Canada, September 16, 1997 -- Biovail Corporation International (NYSE, TSE:BVF) today announced the signing of a licensing agreement with A/S GEA Farmaceutisk Fabrik ("GEA"), a subsidiary of Bristol Myers Squibb, for the marketing of Viazem(R) SR (Tiazac(R) in North America) in Denmark, Finland and Sweden, as well as an option to market in Norway. Viazem(R) SR is the Company's once-daily formulation of the calcium channel blocker, diltiazem, used in the treatment of angina pectoris and hypertension.

     Eugene Melnyk, Chairman of the Board, commented, "The signing of this agreement with GEA demonstrates the continuing successful progress being made internationally by Viazem(R) with approvals now in eleven European countries and marketing agreements with seven major partners. We are very excited about our prospects in these dynamic markets."

     Biovail Corporation International is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

     "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

     To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for net pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.


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